Exhibit 99.1

Press Release

June 8, 2016

Ardmore Shipping Corporation Announces Pricing of its

Public Offering of Common Shares

HAMILTON, Bermuda - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore” or the “Company”) today announced that it has priced its underwritten public offering of 7.5 million of its common shares at a public offering price of $8.90 per share. Ardmore has granted the underwriters a 30-day option to purchase up to 1,125,000 additional common shares. GA Holdings LLC, the Company’s largest shareholder, is purchasing 1,277,250 of the offered shares at the public offering price.

Ardmore intends to use the net proceeds of the offering to partially fund its proposed acquisition of six modern Eco-design MR product/chemical tankers. Ardmore plans on funding the remainder of the purchase price of the vessels with a new credit facility with an existing lender.

Morgan Stanley, Evercore ISI, Stifel and ABN AMRO are acting as joint book-running managers for the public offering. DVB Capital Markets is acting as co-manager for the offering.

Copies of the prospectus supplement and accompanying base prospectus related to the offering may be obtained from Morgan Stanley at, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department; Evercore ISI at 55 East 52nd Street, 36th Floor, New York, NY 10055, Attn: Prospectus Department, telephone: 212-446-5664, email: ECM_Prospectus@evercoreisi.com; Stifel at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, telephone: 1- 855-300-7136, e-mail: syndprospectus@stifel.com; and ABN AMRO at 100 Park Avenue, New York, NY 10017, e-mail: capitalmarketsUSA@abnamro.com.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The offering may be made only by means of a prospectus supplement and accompanying base prospectus.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of mid-size product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. The Company provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore’s core strategy centers around operating a modern, high-quality fleet of product and chemical tankers, building key long-term commercial relationships, and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools and time charters and enjoys close working relationships with key commercial and technical management partners.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements, including statements about Ardmore’s public offering and the use of proceeds thereof, and the proposed acquisition of six tankers and the financing thereof. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. These risks and uncertainties include, among others, failure to close the public offering or proposed vessel acquisition and those discussed in Ardmore’s public filings with the U.S. Securities and Exchange Commission. Ardmore undertakes no obligation to revise or update any forward-looking statements unless required to do so under the securities laws.

Investor Relations Enquiries:

The IGB Group

Mr. Leon Berman

Tel: 212-477-8438

Fax: 212-477-8636

Email: lberman@igbir.com

Or

Mr. Bryan Degnan

The IGB Group

Tel: 646-673-9701

Email: bdegnan@igbir.com